SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Notification of Late Filing

SEC File Number:	000-52636

CUSIP Number:	641267208

(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended:     September 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Full name of registrant:	Nevada Gold Holdings, Inc.

Address of Principal Executive Office:	800 E. Colorado Blvd.,
Suite 888

City, State and Zip Code:	Pasadena, CA 91101

Copy to:

Adam S. Gottbetter, Esq.
Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY  10022
Phone:  (212) 400-6900
Facsimile:  (212) 400-6901

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, Form N-SAR or Form N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (the “Report”) by the prescribed date of November 15, 2010, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file its Report on or prior to the fifth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Barrett S. DiPaolo	(212)	400-6900

(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes     ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The registrant’s financial statements for the three and nine month periods ended September 30, 2010 will change significantly from the comparable periods in fiscal 2009.

The registrant incurred $-0- and $60,560 of exploration expenses during the three and nine months ended September 30, 2010, respectively, compared to $15,000 and $15,000 of exploration expenses in the corresponding periods of the prior year.

The registrant incurred general and administrative expenses of $212,355 and $148,196 for the three month periods ended September 30, 2009 and September 30, 2010, respectively.  These expenses mainly consisted of consultancy fees, travel expenses, professional fees incurred in connection with the day to day operation of the registrant’s business, exploration expenses on properties wherein it was granted exploration rights, and the preparation and filing of its periodic reports.

The registrant’s other expenses for the three months ended September 30, 2010 were $5,471 compared to other expenses of $-0- for the comparable period of fiscal 2009.

Net loss for the three months ended September 30, 2010, was $217,826, compared to $163,196 for the comparable period of fiscal 2009.

Nevada Gold Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:   November 16, 2010.

By:	/s/ David Rector
Name:	David Rector
Title:	President and Chief Executive Officer